Exhibit 99.4

1 Q4 2016 EARNINGS PRESENTATION March 8 , 2017

2 Safe Harbor Statement Certain statements in the Business Update and Order Backlog sections contain forward - looking statements within the meaning of the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 , and under applicable Canadian securities laws . These statements are based on management’s current expectations and actual results may differ from these forward - looking statements due to numerous factors, including : our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business ; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition ; our limited operating history ; inability to implement our business strategy ; fluctuations in our quarterly results ; failure to maintain our customer base that generates the majority of our revenues ; currency fluctuations ; failure to maintain sufficient insurance coverage ; changes in value of goodwill ; failure of a significant market to develop for our products ; failure of hydrogen being readily available on a cost - effective basis ; changes in government policies and regulations ; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop ; liability for environmental damages resulting from our research, development or manufacturing operations ; failure to compete with other developers and manufacturers of products in our industry ; failure to compete with developers and manufacturers of traditional and alternative technologies ; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties ; inability to obtain sufficient materials and components for our products from suppliers ; failure to manage expansion of our operations ; failure to manage foreign sales and operations ; failure to recruit, train and retain key management personnel ; inability to integrate acquisitions ; failure to develop adequate manufacturing processes and capabilities ; failure to complete the development of commercially viable products ; failure to produce cost - competitive products ; failure or delay in field testing of our products ; failure to produce products free of defects or errors ; inability to adapt to technological advances or new codes and standards ; failure to protect our intellectual property ; our involvement in intellectual property litigation ; exposure to product liability claims ; failure to meet rules regarding passive foreign investment companies ; actions of our significant and principal shareholders ; dilution as a result of significant issuances of our common shares and preferred shares ; inability of US investors to enforce US civil liability judgments against us ; volatility of our common share price ; dilution as a result of the exercise of options ; and failure to meet continued listing requirements of Nasdaq . Readers should not place undue reliance on Hydrogenics’ forward - looking statements . Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance . Furthermore, the forward - looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward - looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law . The forward - looking statements contained in this presentation are expressly qualified by this .

3 Q4 2016 Highlights • Completed first commercial unit deliveries to Alstom Transport • Additional orders and shipments to partners in China • Record year end backlog of $107M, including $13M in new orders during Q4, and strong 12 month demand • California’s first 100% renewable hydrogen fuel megawatt Power - to - Gas facility Strategic Collaboration: Exclusive supplier for 2.5MW Power - to - Gas Project in California. USA

4 China Update • Certified Integrator Program (CIP) on track, with additional partners under review • Moving through scale - up process of 1 - 10 - 100 - 1000 unit development – Cumulative orders already exceed 300 fuel cell units – More than 80 units will be in service by end of March • Growing number of bus and vehicle OEMs under contract with Hydrogenics’ CIPs • Potential partners for energy storage, fueling, and grid - related projects now in discussion Continued expansion into the Chinese fuel cell market Beijing, China: First prototype with 40,000 km road service

5 Application: Alstom Commuter Rail • First commercial production units delivered Dec 2016 • Full compliance and successful testing against numerous rail & hydrogen standards • On - rail testing now underway, with vehicle certification in the coming months • First production orders anticipated later this year • Excellent sales engagement with end customers through market leader Alstom Transport • Additional rail platforms now under discussion Fuel cells for zero - emission passenger train Fuel cell production and testing for Alstom’s Coradia iLint

6 Capacity and Modularity for Scale - up • While delays with Kurion and Kolon projects remain, key facts about the Company’s end markets: – These are not the only projects at this scale in Hydrogenics’ bid roster for example markets in China will support significant volume in mobility, fueling and power to gas – The delays with Kurion and Kolon are not related to Hydrogenics or its core technology – Scalability, bankability, insurability were all proven in the process of proposing, bidding, and engineering these projects – There is strong evidence within the industry that the opportunity for significant scaling of both fuel cell and electrolyzer technology is upon us – Hydrogenics has the capability, technology and credibility to leverage these exciting trends Kolon, Kurion, China Mobility foreshadow scale - up capability Full scale industrial applications being driven by strong business demand

Major Program Progress

Program Area	Lead Customer	Status	Value
Stationary MW Power	Kolon	1MW pilot ran to year-end 2016 as planned Three 5MW sites under review	>$20M Potential
Hydrogen Rail	Alstom Transport	Program on schedule, with on-rail testing underway Pre-series complete; Series production order is pending	>$50M Booked
Detritiation	Kurion	Awaiting next step direction in Japan Won a further detritiation pilot unit in March	
Propulsion	Confidential	First commercial product builds underway Total program valued at $90M won in 2012	$30M Firm (70% complete) $60M not in Backlog
Power-to-Gas	E.ON Enbridge	First Canadian facility in operation Q2 Additional wins (California 2.5MW & Germany 2.5MW)	$20M in delivery $70M Potential
Fueling	Various	Good progress in California and Canada	More to come
Mobility	4 Certified Integrator Partners (CIP) China	1-10-100 progressing toward 1000 unit orders	>$50M Potential
Automotive & Rail	4 Confidential	New early-stage technology development support and vehicle integration	TBD

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8 Building & Delivering Value • Global technology leadership demonstrated in competitive markets with Alstom, E.ON, Enbridge, and Chinese CIPs • Multiple pathways to scale serves as a hedge against the uncertainty of any one application • Business opportunities across geographies yield significant intrinsic value as applications scale independently • Strong cost discipline to yield significant operating leverage when scaling • Backlog remains at record levels supporting significant growth in revenue for 2017 Southeast Asia’s First 1MW Renewable Hydrogen Plant

9 2015 2016 8.1 3.8 3.2 4.9 Power Systems OnSite Generation Notes Revenue was $8.7 million in the quarter, a 23% decrease year - over - year, reflecting decreased sales within the Company’s OnSite Generation business unit due to lower demand, partially offset by increased sales within the Power Systems business unit refl ect ing higher shipments related to Chinese mobility orders as well as hydrogen fuel cell systems for commuter trains in Europe. Revenue ($M) Three months ended December 31, 2016 8.7 11.3 Q4 Revenue OnSite Generation Power Systems 8.1 3.2 3.8 4.9 2015 2016 Revenue ($M) by Business Unit

10 2015 2016 23.6 17.5 12.3 11.5 Power Systems OnSite Generation Notes Revenue was $29.0 million for 2016, a 19% decrease year - over - year, reflecting; i ) a decline in industrial electrolyzer shipments and lower energy storage projects for which the market is developing; and ii) the absence or impact of changes in 2016 of projects reco rde d in 2015, as well as general order timing. Partially offsetting this was i ) an increase revenue related to the Chinese mobility market in 2016; and ii) fuel cell shipments for commuter trains in Europe. Revenue ($M) Twelve months ended December 31, 2016 29.0 35.9 YTD Revenue OnSite Generation Power Systems 23.6 12.3 17.5 11.5 2015 2016 Revenue ($M) by Business Unit

11 2015 2016 Power Systems OnSite Generation Notes Gross margin was 22 . 5 % of revenue for the fourth quarter, versus 14 . 8 % in the prior - year period . The increase was due to improved product mix, including the absence of a lower - margin project included in the results of the fourth quarter of 2015 . Gross Margin (%) Three months ended December 31, 2016 22.5 14.8 Q4 Gross Margin OnSite Generation Power Systems 15.8 12.3 28.7 17.6 2015 2016 Gross Margin (%) by Business Unit

12 2015 2016 Power Systems OnSite Generation Notes Gross margin improved to 20 . 7% , versus 16 . 6 % in the prior - year period, driven by the impact of higher revenue in the Chinese mobility market in 2016 and the fact that 2015 ’s results included several key first - of - their - kind projects that had a lower - margin profile ; these were partially offset by lower absorption of indirect fixed overhead costs and changes in product mix during 2016 (including a lower proportion of custom projects such as engineering services) . Gross Margin (%) Twelve months ended December 31, 2016 20.7 16.6 YTD Gross Margin OnSite Generation Power Systems 14.4 21.0 19.8 22.0 2015 2016 Gross Margin (%) by Business Unit

13 Three months ended Dec. 31 Change 2016 2015 $ % Revenue $ 8.7 $ 11.3 (2.6) (23)% Gross Profit 2.0 1.7 0.3 (17)% Gross Margin % 22.5% 14.8% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 3.0 2.5 0.5 20% Research and product development 0.7 1.0 (0.3) 30% Adjusted EBITDA $ (1.7) $ (1.8) $ (0.1) (5)% Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . • Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) Q4 Results

14 Twelve months ended Dec. 31 Change 2016 2015 $ % Revenue $ 29.0 $ 35.9 (6.9) (19)% Gross Profit 6.0 6.0 - - % Gross Margin % 20.7% 16.6% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 10.0 9.8 0.2 2% Research and product development 3.6 4.1 (0.5) (12)% Adjusted EBITDA $ (7.6) $ (7.9) $ (0.3) (4)% Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . • Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) YTD Results

15 Sep. 1/16 Backlog Orders Received FX Orders Delivered Dec. 31/16 Backlog OnSite Generation $ 17.1 $ 8.1 $ (0.6) $ 3.8 $ 20.8 Power Systems 89.1 5.3 (3.7) 4.9 85.8 Total $ 106.2 $ 13.4 $ (4.3) $ 8.7 $ 106.6 As of December 31, 2016 ($M) Order Backlog Of the above backlog of $ 106 . 6 million, the Company expects to recognize approximately $ 38 million of revenue within the following twelve months . In addition, revenue for the year ending December 31 , 2017 will also include orders received and delivered in 2017 .

16 Cash and cash equivalents and restricted cash $ 11.3 $ 24.9 (13.6) (55)% Trade, other and grants receivable 9.8 10.4 (0.6) (6)% Inventories 17.2 14.3 2.9 20% Operating borrowings 2.1 1.1 1.0 (91)% Trade and other payables 7.2 7.8 (0.6) (8)% Financial liabilities 3.9 9.0 (5.1) (57)% Dec. 31, 2015 $ % ($M) Change Dec. 31, 2016 Consolidated Balance Sheet Highlights

17 Three months ended December 31, 2016 Three months ended December 31, 2015 Net loss (income) $ 2.5 $ 2.1 Finance (income) loss, net (0.6) (0.3) Amortization and depreciation (0.3) (0.2) Compensation indexed to share price 0.2 (0.2) Stock - based compensation expense (0.1) 0.4 Adjusted EBITDA loss (income) $ 1.7 $ 1.8 ($M) Q4 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding

18 Twelve months ended December 31, 2016 Twelve months ended December 31, 2015 Net loss (income) $ 9.9 $ 11.4 Finance (income) loss, net (1.5) (3.1) Amortization and depreciation (0.7) (0.6) Compensation indexed to share price 0.3 0.2 Stock - based compensation expense (0.4) - Adjusted EBITDA loss (income) $ 7.6 $ 7.9 ($M) YTD Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding

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